                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 4)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                 IFX CORPORATION
                                (Name of Issuer)

                          Common Stock, $0.02 par value
                         (Title of Class of Securities)

                                   449518 20 8
                                 (CUSIP Number)

                         UBS CAPITAL AMERICAS III, L.P.
                                 299 Park Avenue
                            New York, New York 10171
                                Attn: Marc Unger
                                 (212) 821-4329
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   COPIES TO:

                              Adam H. Golden, Esq.
                                Kaye Scholer LLP
                                 425 Park Avenue
                            New York, New York 10022
                                 (212) 836-8000

                                   MAY 7, 2001
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D
CUSIP NO. 449518 20 8 (FOR                                    PAGE 2 OF 18 PAGES
COMMON STOCK AND COMMON
STOCK ISSUED UPON
CONVERSION)
--------------------------------                              ------------------



  1.                  NAME OF REPORTING PERSON
                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      UBS CAPITAL AMERICAS III, L.P. ("AMERICAS III")

  2.                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                                         (b) [ ]

  3.                  SEC USE ONLY

  4.                  SOURCE OF FUNDS*

                      WC

  5.                  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]

  6.                  CITIZENSHIP OR PLACE OF ORGANIZATION

                      Jersey, Channel Islands

                 7.   SOLE VOTING POWER
                      0


                 8.   SHARED VOTING POWER
                      Americas III owns 1,149,878 shares of Class I Series A
                      Convertible Preferred Stock (convertible into 4,047,571
                      shares  of Common Stock), 779,447 shares of Class II
   NUMBER OF          Series A Convertible Preferred Stock (convertible into
     SHARES           2,743,653 shares of Common Stock), 3,794,421 shares of
  BENEFICIALLY        Class I Series B Convertible Preferred Stock
    OWNED BY          (convertible into 3,794,421 shares of Common Stock) and
      EACH            1,425,000 shares of Common Stock.
   REPORTING
     PERSON      9.   SOLE DISPOSITIVE POWER
      WITH            0

                10.   SHARED DISPOSITIVE POWER
                      Americas III owns 1,149,878 shares of Class I Series A Convertible Preferred Stock (convertible into 4,047,571 shares of Common Stock), 779,447 shares of Class II Series A Convertible Preferred Stock (convertible into 2,743,653 shares of Common Stock), 3,794,421 shares of Class I Series B Convertible Preferred Stock (convertible into 3,794,421 shares of Common Stock) and 1,425,000 shares of Common Stock.


 11.                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON
                      Americas III owns 1,149,878 shares of Class I Series A Convertible Preferred Stock (convertible into 4,047,571 shares of Common Stock), 779,447 shares of Class II Series A Convertible Preferred Stock (convertible into 2,743,653 shares of Common Stock), 3,794,421 shares of Class I Series B Convertible Preferred Stock (convertible into 3,794,421 shares of Common Stock) and 1,425,000 shares of Common Stock.

 12.                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES*                                       [ ]

 13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Americas III owns 95% of Class I Series A Convertible Preferred Stock, Class II Series A Convertible Preferred Stock and Class I Series B Convertible Preferred Stock. Including the Common Stock into which such Convertible Preferred Stock is convertible and the outstanding Common Stock it owns, the Reporting Person owns approximately 48.41% of the Common Stock.

                                  SCHEDULE 13D
CUSIP NO. 449518 20 8 (FOR                                    PAGE 3 OF 18 PAGES
COMMON STOCK AND COMMON
STOCK ISSUED UPON
CONVERSION)
--------------------------------                              ------------------


 14.                  TYPE OF REPORTING PERSON*

                        PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

  1.                  NAME OF REPORTING PERSON
                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      UBS CAPITAL JERSEY CORPORATION II, LTD ("UBS JERSEY")

  2.                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)[ ]
                                                                          (b)[ ]

  3.                  SEC USE ONLY

  4.                  SOURCE OF FUNDS*

                      AF

  5.                  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]

  6.                  CITIZENSHIP OR PLACE OF ORGANIZATION

                        Jersey, Channel Islands

                   7. SOLE VOTING POWER
                      0


                   8. SHARED VOTING POWER
                      1,149,878 shares of Class I Series A Convertible Preferred
   NUMBER OF          Stock (convertible into 4,047,571 shares of Common Stock),
     SHARES           779,447 shares of Class II Series A Convertible Preferred
  BENEFICIALLY        Stock (convertible into 2,743,653 shares of Common Stock),
    OWNED BY          3,794,421 shares of Class I Series B Convertible Preferred
      EACH            Stock (convertible into 3,794,421 shares of Common Stock)
    REPORTING         and 1,425,000 shares of Common Stock held by Americas III.
     PERSON
      WITH         9. SOLE DISPOSITIVE POWER
                      0

                  10. SHARED DISPOSITIVE POWER
                      1,149,878 shares of Class I Series A Convertible Preferred Stock (convertible into 4,047,571 shares of Common Stock), 779,447 shares of Class II Series A Convertible Preferred Stock (convertible into 2,743,653 shares of Common Stock), 3,794,421 shares of Class I Series B Convertible Preferred Stock (convertible into 3,794,421 shares of Common Stock) and 1,425,000 shares of Common Stock held by Americas III.

 11.                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON
                      1,149,878 shares of Class I Series A Convertible Preferred Stock (convertible into 4,047,571 shares of Common Stock), 779,447 shares of Class II Series A Convertible Preferred Stock (convertible into 2,743,653 shares of Common Stock), 3,794,421 shares of Class I Series B Convertible Preferred Stock (convertible into 3,794,421 shares of Common Stock) and 1,425,000 shares of Common Stock held by Americas III.

                                  SCHEDULE 13D
CUSIP NO. 449518 20 8 (FOR                                    PAGE 4 OF 18 PAGES
COMMON STOCK AND COMMON
STOCK ISSUED UPON
CONVERSION)
--------------------------------                              ------------------



 12.                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES*                                        [ ]

 13.                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      95% of Class I Series A Convertible Preferred Stock, Class II Series A Convertible Preferred Stock and Class I Series B Convertible Preferred Stock. Including the Common Stock into which such Convertible Preferred Stock is convertible and the outstanding Common Stock it owns, the Reporting Person owns approximately 48.41% of the Common Stock.

 14.                  TYPE OF REPORTING PERSON*

                      CO

                                  SCHEDULE 13D
CUSIP NO. 449518 20 8 (FOR                                    PAGE 5 OF 18 PAGES
COMMON STOCK AND COMMON
STOCK ISSUED UPON
CONVERSION)
--------------------------------                              ------------------




                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

  1.                  NAME OF REPORTING PERSON
                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      UBS CAPITAL AMERICAS III, LLC f/k/a
                      UBS CAPITAL AMERICAS (LA-ADVISOR) LLC ("ADVISOR")

  2.                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)[ ]
                                                                          (b)[ ]

  3.                  SEC USE ONLY

  4.                  SOURCE OF FUNDS*

                      AF

  5.                  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]

  6.                  CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware, U.S.A.

                  7.  SOLE VOTING POWER
                      0


                  8.  SHARED VOTING POWER
                      1,149,878 shares of Class I Series A Convertible
                      Preferred  Stock (convertible into 4,047,571 shares of
                      Common Stock),779,447 shares of Class II Series A
                      Convertible Preferred Stock (convertible into 2,743,653
                      shares of Common Stock), 3,794,421 shares of Class I
   NUMBER OF          Series B Convertible Preferred Stock (convertible into
     SHARES           3,794,421 shares of Common Stock) and 1,425,000 shares
  BENEFICIALLY        of Common Stock held by Americas III.
    OWNED BY
      EACH        9.  SOLE DISPOSITIVE POWER
   REPORTING          0
     PERSON
      WITH       10.  SHARED DISPOSITIVE POWER
                      1,149,878 shares of Class I Series A Convertible
                      Preferred Stock (convertible into 4,047,571 shares of
                      Common Stock),779,447 shares of Class II Series A
                      Convertible Preferred Stock (convertible into 2,743,653 shares of Common Stock), 3,794,421 shares of Class I
                      Series B Convertible Preferred Stock (convertible into
                      3,794,421 shares of Common Stock) and 1,425,000 shares of Common Stock held by Americas III.

 11.                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON
                      1,149,878 shares of Class I Series A Convertible Preferred Stock (convertible into 4,047,571 shares of Common Stock), 779,447 shares of Class II Series A Convertible Preferred Stock (convertible into 2,743,653 shares of Common Stock), 3,794,421 shares of Class I Series B Convertible Preferred Stock (convertible into 3,794,421 shares of Common Stock) and 1,425,000 shares of Common Stock held by Americas III.

 12.                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES*                                      [ ]

                                  SCHEDULE 13D
CUSIP NO. 449518 20 8 (FOR                                    PAGE 6 OF 18 PAGES
COMMON STOCK AND COMMON
STOCK ISSUED UPON
CONVERSION)
--------------------------------                              ------------------



 13.                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      95% of Class I Series A Convertible Preferred Stock, Class II Series A Convertible Preferred Stock, and Class I Series B Preferred Stock. Including the Common Stock into which such Convertible Preferred Stock is convertible and the outstanding Common Stock it owns, Americas III owns approximately 48.41% of the Common Stock.

 14,                  TYPE OF REPORTING PERSON*

                        OO

                                  SCHEDULE 13D
CUSIP NO. 449518 20 8 (FOR                                    PAGE 7 OF 18 PAGES
COMMON STOCK AND COMMON
STOCK ISSUED UPON
CONVERSION)
--------------------------------                              ------------------



                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

 1.                   NAME OF REPORTING PERSON
                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      UBS AG

 2.                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)[ ]
                                                                          (b)[ ]

 3.                   SEC USE ONLY

 4.                   SOURCE OF FUNDS*

                      AF

 5.                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT CO ITEMS 2(d) OR 2(e)                         [ ]

 6.                   CITIZENSHIP OR PLACE OF ORGANIZATION

                      Switzerland

                  7.  SOLE VOTING POWER
                      60,520 shares of Class I Series A Convertible Preferred Stock (convertible into 213,030 shares of Common Stock), 41,024 shares of Class II Series A Convertible Preferred Stock (convertible into 144,404 shares of Common Stock), 199,706 shares of Class I Series B Convertible Preferred Stock (convertible into 199,706 shares of Common Stock) and 75,000 shares of Common Stock held by UBS Capital LLC.

                  8.  SHARED VOTING POWER
                      1,149,878 shares of Class I Series A Convertible Preferred
                      Stock (convertible into 4,047,751 shares of Common Stock),
  NUMBER OF           779,447 shares of Class II Series A Convertible Preferred
    SHARES            Stock (convertible into 2,743,653 shares of Common Stock),
 BENEFICIALLY         3,794,421 shares of Class I Series B Convertible Preferred
   OWNED BY           Stock (convertible into 3,794,421 shares of Common Stock)
     EACH             and 1,425,000 shares of Common Stock held by Americas III.
  REPORTING
    PERSON        9.  SOLE DISPOSITIVE POWER
     WITH             60,520 shares of Class I Series A Convertible Preferred
                      Stock (convertible into 213,030 shares of Common Stock),
                      41,024 shares of Class II Series A Convertible Preferred
                      Stock (convertible into 144,404 shares of Common Stock),
                      199,706 shares of Class I Series B Convertible Preferred
                      Stock (convertible into 199,706 shares of Common Stock) and 75,000 shares of Common Stock held by UBS Capital LLC.

                 10.  SHARED DISPOSITIVE POWER
                      1,149,878 shares of Class I Series A Convertible Preferred Stock (convertible into 4,047,751 shares of Common Stock), 779,447 shares of Class II Series A Convertible Preferred Stock (convertible into 2,743,653 shares of Common Stock), 3,794,421 shares of Class I Series B Convertible Preferred Stock (convertible into 3,794,421 shares of Common Stock) and 1,425,000 shares of Common Stock held by Americas III.

                                  SCHEDULE 13D
CUSIP NO. 449518 20 8 (FOR                                    PAGE 8 OF 18 PAGES
COMMON STOCK AND COMMON
STOCK ISSUED UPON
CONVERSION)
--------------------------------                              ------------------


 11.                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON
                      1,149,878 shares of Class I Series A Convertible Preferred Stock (convertible into 4,047,751 shares of Common Stock), 779,447 shares of Class II Series A Convertible Preferred Stock (convertible into 2,743,653 shares of Common Stock), 3,794,421 shares of Class I Series B Convertible Preferred Stock (convertible into 3,794,421 shares of Common Stock) and 1,425,000 shares of Common Stock held by Americas III; 60,520 shares of Class I Series A Convertible Preferred Stock (convertible into 213,030 shares of Common Stock), 41,024 shares of Class II Series A Convertible Preferred Stock (convertible into 144,404 shares of Common Stock), 199,706 shares of Class I Series B Convertible Preferred Stock (convertible into 199,706 shares of Common Stock) and 75,000 shares of Common Stock held by UBS Capital LLC.

 12.                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES*                                    [  ]

 13.                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      100% of Class I Series A Convertible Preferred
                      Stock (95% of which is held by Americas III and 5% of which is held by UBS Capital LLC), 100% of the Class II Series A Convertible Preferred Stock (95% of which is held by Americas III and 5% of which is held by UBS Capital
                      LLC) and 100% of the Class I Series B Convertible Preferred Stock (95% of which is held by Americas III and 5% of which is held by UBS Capital LLC). Including the Common Stock into which the Class I and Class II Series A Convertible Preferred Stock and the Class I Series B Convertible Preferred Stock are convertible and the outstanding Common Stock held by Americas III and UBS Capital LLC, the Reporting Person beneficially owns approximately 49.84% of the Common Stock.

 14.                  TYPE OF REPORTING PERSON*

                      CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

ITEM 1. SECURITY AND ISSUER.

     This Amendment No. 4 (this "Amendment No. 4") to the Statement on
Schedule 13D relates to shares of the Common Stock, $0.02 par value per share ("Common Stock") of IFX Corporation, a Delaware corporation (the "Company"). This Amendment No. 4 is being filed to amend and restate in its entirety the Statement on Schedule 13D filed on June 26, 2000 (File No. 005-38061) (the "Original Schedule 13D"), as previously amended by Amendment Nos. 1, 2 and 3 filed with the Securities and Exchange Commission on July 20, 2000, October 17, 2000 and March 14, 2001, respectively. The principal executive office of the Company is located at 707 Skokie Boulevard, Suite 580, Northbrook, Illinois 60062.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) and (b) The following information is given with respect to the persons filing this statement:

     UBS Capital Americas III, L.P. ("Americas III") is a limited partnership formed under the laws of Jersey, Channel Islands with its principal office located at Elizabeth House, 9 Castle Street, St. Helier, Jersey JE4 2QB, Channel Islands. It is engaged in the business of investing in private and public companies.

     UBS Capital Jersey Corporation II, Ltd. ("UBS Jersey") is a Jersey, Channel Islands corporation with its principal office located at Elizabeth House, 9 Castle Street, St. Helier, Jersey JE4 2QB, Channel Islands. UBS Jersey is a wholly owned subsidiary of UBS AG. UBS Jersey serves as the general partner of Americas III.

     UBS Capital Americas III, LLC f/k/a UBS Capital Americas (LA-Advisor) LLC ("Advisor") is a Delaware limited liability company with its principal offices located at 299 Park Avenue, New York, New York 10171. Advisor is engaged in the business of advising and managing Americas III and other private equity investment funds.

     UBS AG is a Swiss banking corporation with its principal offices located at Bahnhofstrasse 45, 8021 Zurich. UBS AG is engaged in the general banking business.

     (c) The general partner of Americas III is UBS Jersey. The present principal occupation or employment of each of the members, directors, managers and/or executive officers of each of UBS Jersey, Advisor and UBS AG are set forth on Exhibit A.

     (d) and (e) During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of their respective members, directors or executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or




                               Page 9 of 18 Pages
mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Americas III is a limited partnership formed under the laws of Jersey, Channel Islands. UBS Jersey is a corporation formed under the laws of Jersey, Channel Islands. Advisor is a Delaware limited liability company. UBS AG is a corporation formed under the laws of Switzerland. To the knowledge of Advisor, all of its managers are citizens of the United States except Marcelo Pestarino who is a citizen of Argentina and Luiz Spinola who is a citizen of Brazil. To the knowledge of UBS AG and UBS Jersey, none of their directors and executive officers are citizens of the United States except Lawrence A. Weinbach and Joseph J. Grano.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The purchase price paid by Americas III was (i) $23,750,000 for the 1,149,878 shares of the Company's Class I Series A Convertible Preferred Stock, par value $1.00 per share (the "Class I Series A Preferred Stock") and 779,447 shares of the Company's Class II Series A Convertible Preferred Stock, par value $1.00 per share (the "Class II Series A Preferred Stock"), (ii) $13,280,473.50 for the 3,794,421 shares of Class I Series B Convertible Preferred Stock, par value $1.00 per share (the "Class I Series B Preferred Stock") and (iii) $8,550,000 for the 1,425,000 shares of Common Stock. The purchase price paid by UBS Capital LLC, the wholly owned subsidiary of UBS AG, was (i) an aggregate of $1,250,000 for the 60,520 shares of Class I Series A Preferred Stock and 41,024 shares of Class II Series A Preferred Stock, (ii) $698,971 for the 199,706 shares of Class I Series B Preferred Stock and (iii) $450,000 for the 75,000 shares of Common Stock. The source of the funds for such purchases was the working capital of Americas III and UBS Capital LLC, respectively.

ITEM 4. PURPOSES OF TRANSACTION.

     As previously reported, Americas III and UBS Capital LLC entered into a Purchase Agreement, dated as of March 13, 2001, by and among the Company, Americas III and UBS Capital LLC, which appears as Exhibit E hereto (the "Series B Purchase Agreement"). As a result of the consummation of the transactions contemplated by the Series B Purchase Agreement, on May 7, 2001 Americas III and UBS Capital LLC purchased 3,794,421 and 199,706 shares, respectively, of Class I Series B Preferred Stock for a price of $3.50 per share or $13,979,444.50 in the aggregate (the "Series B Financing").

     The Class I Series B Preferred Stock was authorized pursuant to a Certificate of Designation, Number, Powers, Preferences and Relative, Participating, Optional and Other Rights of the Series B Convertible Preferred Stock of IFX Corporation, which was filed with the Secretary of State of the State of Delaware and appears as Exhibit H hereto (the "Series B Certificate of Designation"). The Class I Series B Preferred Stock is entitled to vote, on an as converted basis, on all matters submitted to the holders of the Common Stock. The Class I Series B Preferred Stock is convertible into Common Stock on a one-for-one basis, subject to customary anti-dilution adjustments. Pursuant to the Series B Certificate of Designation, holders of the Series B Preferred




                              Page 10 of 18 Pages

Stock have preemptive rights with respect to certain issuances by the Company of its capital stock or securities convertible into such capital stock.

     Simultaneously with the consummation of the Series B Financing, an Amended and Restated Stockholders Agreement, dated May 7, 2001 was entered into by and among the Company, Americas III, UBS Capital LLC, International Technology Investments, a Nevada limited liability company ("ITI"), Lee S. Casty ("Casty"), Joel Eidelstein ("Eidelstein") and Michael Shalom ("Shalom"), appearing as
Exhibit I hereto (the "Amended and Restated Stockholders Agreement"). The Amended and Restated Stockholders Agreement amends and restates, in its entirety, the Stockholders Agreement, dated as of June 15, 2000, by and among the Company, Americas III, UBS Capital LLC, ITI, Casty, Eidelstein and Shalom (the "Stockholders Agreement"). The Amended and Restated Stockholders Agreement preserves Americas III's and UBS Capital LLC's rights of first refusal on, and certain rights to participate in, transfers of capital stock of the Company by the other stockholders party thereto, and effects, among other changes, the following material changes to the rights and obligations of the Reporting Persons under the Stockholders Agreement: (i) transfers of capital stock of the Company by Americas III and UBS Capital LLC are subject to the right of the other stockholders party thereto to participate pro rata in such transfers, (ii) certain restrictions on the ability of Americas III and UBS Capital LLC to acquire additional voting securities of the Company were deleted, (iii) subject to certain limitations, the holders of a majority of the outstanding capital stock of the Company now have the right to require all of the other stockholders party thereto to join in a sale of the Company and (iv) the rights of the parties to designate members of the Company's Board of Directors have been revised. (See Item 4(d) below.)

     Pursuant to the terms of the anti-dilution provisions contained in the Series A Certificate of Designation, the issuance of the Series B Preferred Stock at a price of $3.50 per share reduced the conversion price of the Class I and Class II Series A Preferred Stock from its original conversion price of $12.31 to a price of $3.50. After giving effect to such adjustment, each share of Class I and Class II Series A Preferred Stock is currently convertible into
3.52 shares of Common Stock and remains subject to customary anti-dilution adjustments. Pursuant to the Series B Purchase Agreement, an Amended and Restated Certificate of Designation, Preferences and Rights of Series A Preferred Stock of the Company appearing as Exhibit G hereto (the "Amended and Restated Series A Certificate of Designation") was filed with the Secretary of State of the State of Delaware to amend and restate in its entirety, the Series A Certificate of Designation previously reported. The Amended and Restated Series A Certificate of Designation reflects the change in the conversion price of the Series A Preferred Stock and certain other modifications to the terms of the Series A Preferred Stock including, among other things, the entitlement of the Series A Preferred Stock to vote, on an as converted basis, on all matters submitted to the holders of the Common Stock.

     As previously reported, Americas III and UBS Capital LLC executed a Purchase and Sale Agreement dated as of October 13, 2000, by and among ITI, Shalom, Americas III and UBS Capital LLC, which appears as Exhibit D hereto (the "ITI Purchase Agreement"). Under the ITI Purchase Agreement, on October 13, 2000, Americas III and UBS Capital LLC purchased 1,425,000 and 75,000 shares of Common Stock, respectively, from ITI for a price of $6.00 per share or $9,000,000 in the aggregate. The Common Stock purchased pursuant to the ITI Purchase Agreement



                              Page 11 of 18 Pages
is subject to the Amended and Restated Stockholders Agreement.

     As previously reported, Americas III and UBS Capital LLC executed a Purchase Agreement, dated as of June 15, 2000, by and among the Company, Americas III and UBS Capital LLC, which is incorporated herein by reference to Exhibit B to the Original Schedule 13D (the "Series A Purchase Agreement"). Under the Series A Purchase Agreement, on June 15, 2000, Americas III and UBS Capital LLC purchased 1,149,878 and 60,520 shares of Class I Series A Preferred Stock, respectively, for a price of $12.31 per share or $14,900,000 in the aggregate. In addition, on July 17, 2000, in accordance with the Series A Purchase Agreement, Americas III and UBS Capital LLC purchased 779,447 shares and 41,024 shares of Class II Series A Preferred Stock, respectively, for a price of $12.31 per share or $10,100,000 in the aggregate.

     Each Reporting Person acquired the shares reported for investment purposes. The Reporting Persons may from time to time acquire additional shares of the Company in the open market or in privately negotiated transactions, subject to availability of such shares at prices deemed favorable, the Company's business or financial condition and to other factors and conditions the Reporting Persons deem appropriate. Alternatively, the Reporting Persons may sell all or a portion of their shares of Preferred Stock or Common Stock in the open market or in privately negotiated transactions. The Reporting Persons' designees serving on the Board of Directors of the Company, in their capacity as directors, provide advice to and consult with the Company's management on business strategy and operations on an ongoing basis (see paragraph (d) below).

     (a) None.

     (b) None.

     (c) None.

     (d) Pursuant to the Amended and Restated Series A Certificate of Designation, the Reporting Persons are entitled to appoint two representatives to the Company's Board of Directors as holder of a majority of the outstanding Class I Series A Preferred Stock and Class II Series A Preferred Stock, voting as a single class. Pursuant to the Series B Certificate of Designation, the Reporting Persons are entitled to appoint one representative to the Company's Board of Directors as holder of a majority of the outstanding Class I Series B Preferred Stock. As such, the Reporting Persons are currently entitled to appoint three out of eight representatives to the Company's Board of Directors. Charles W. Moore and Mark O. Lama, Principals of Advisor, intend to remain on the Company's Board of Directors and on May 7, 2001 Charles Delaney, a Principal of Advisor, was designated by the Reporting Persons and elected to the Company's Board (collectively, the "UBS Board Representatives"). The Amended and Restated Stockholders Agreement reflects the reallocation of rights to appoint representatives.




                              Page 12 of 18 Pages

     (e) The Amended and Restated Series A Certificate of Designation designates
(i) 1,210,398 shares of the Company's 10,000,000 authorized shares of preferred stock as Class I Series A Preferred Stock and (ii) 820,471 shares of its 10,000,000 authorized shares of preferred stock as Class II Series A Preferred Stock. As of the date hereof, all such shares are issued and outstanding. Additionally, under the Amended and Restated Series A Certificate of Designation, the Company must obtain the approval of the holders of a majority of the Class I Series A Preferred Stock and Class II Series A Preferred Stock, voting as a single class, prior to declaring, paying or setting aside dividends on any capital stock of the Company or any of its subsidiaries. Pursuant to the Series B Purchase Agreement, the Company also filed the Series B Certificate of Designation designating 4,418,262 shares of its 10,000,000 authorized shares of preferred stock as Class I Series B Preferred Stock. As of the date hereof, 3,994,127 shares of Class I Series B Preferred Stock are issued and outstanding. The Series B Certificate of Designation affords the holders of the Series B Preferred Stock the same rights with respect to declaring, paying or setting aside dividends on any capital stock of the Company or any of its subsidiaries as those afforded the holders of the Series A Preferred Stock under the Amended and Restated Series A Certificate of Designation.

     (f) None.

     (g) Pursuant to the Amended and Restated Series A Certificate of Designation and the Series B Certificate of Designation, the Company is required to obtain the approval of a majority of the holders of the Class I Series A Preferred Stock and Class II Series A Preferred Stock, voting as a single class, and a majority of the holders of the Class I Series B Convertible Preferred Stock and Class II Series B Preferred Stock (as defined below), voting as a single class, prior to taking certain corporate action, including, among other things, (i) amending or modifying the Company's Certificate of Incorporation or By-Laws, (ii) subject to certain exceptions, authorizing or issuing any capital stock of the Company or any of its subsidiaries or any options, warrants or other securities exchangeable therefor, (iii) reclassifying any class or series of Common Stock into shares having any preference to the Class I Series A Preferred Stock, Class II Series A Preferred Stock or Class I Series B Preferred Stock or Class II Series B Preferred Stock, (iv) liquidating, winding-up or dissolving the Company or any of its subsidiaries and (v) agreeing to a purchase or other acquisition of the capital stock of the Company or any of its subsidiaries.

     (h) Not applicable.

     (i) Not applicable.

     (j) Not applicable.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) (i) Based on the Company's Form 10-Q for the quarterly period ended March 31, 2001, 14,233,654 shares of Common Stock were outstanding as of March 31, 2001. Americas III, UBS Jersey, Advisor and UBS AG are the beneficial owners of (x) 1,149,878 shares of Class I Series A Preferred Stock, 779,447 shares of Class II Series A Preferred Stock and 3,794,421 shares of Class I Series B Preferred Stock which are convertible into an aggregate of



                              Page 13 of 18 Pages

10,595,825 shares of Common Stock and (y) 1,425,000 shares of Common Stock. Such Reporting Persons, therefore, beneficially own approximately 48.41% of the issued and outstanding shares of Common Stock.

         (ii) UBS AG also beneficially owns (x) 60,520 shares of Class I Series A Preferred Stock, 41,024 shares of Class II Series A Preferred Stock and 199,706 shares of Class I Series B Preferred Stock which are convertible into an aggregate of 557,140 shares of Common Stock and (y) 75,000 shares of Common Stock. Such holdings represent, in the aggregate, beneficial ownership of approximately 4.27% of the issued and outstanding Common Stock. UBS AG, therefore, is the beneficial owner of approximately 49.84% of the issued and outstanding Common Stock.

         (iii) The above percentages were calculated in accordance with Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934.

     (b) The Reporting Persons have shared power to vote or direct the vote and dispose or direct the disposition of all shares identified in paragraph (a)(i) above. UBS AG has sole power to vote or direct the vote and dispose or direct the disposition of all shares identified in paragraph (a)(ii) above.

     (c) Except as described herein, the Reporting Persons have not effected any transaction in the securities of the Company during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to the Series B Purchase Agreement and in addition to the Class I Series B Preferred Stock described herein, on May 7, 2001, Americas III and UBS Capital LLC purchased 402,928 and 21,207 shares, respectively, of the Company's Class II Series B Convertible Preferred Stock, par value $1.00 per share (the "Class II Series B Preferred Stock"). The Class II Series B Preferred Stock was authorized by the Series B Certificate of Designation and has all of the rights, preferences and privileges of the Class I Series B Preferred Stock except that the shares of Class II Series B Preferred Stock are not entitled to vote in an election of directors and are convertible into Class I Series B Preferred Stock on a one-for-one basis beginning on May 3, 2002.

     Pursuant to the Series B Purchase Agreement, the Company, Americas III, UBS Capital LLC, ITI and Lee S. Casty entered into an Amended and Restated Registration Rights Agreement, dated as of May 7, 2001, appearing as Exhibit J hereto (the "Amended and Restated Registration Rights Agreement") in which the Company has granted the Reporting Persons certain registration rights with respect to Common Stock.

     To the knowledge of the Reporting Persons, except as set forth herein or incorporated by reference, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of



                              Page 14 of 18 Pages
their members, directors or executive officers have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or losses or the giving or withholding of proxies.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

               Exhibit A   List of Members, Managers, Directors and Executive
                           Officers of Reporting Persons, attached as Exhibit A hereto.

               Exhibit B   Purchase Agreement, dated as of June 15, 2000, by and
                           among the Company, Americas III and UBS Capital LLC
                           (excluding exhibits), incorporated by reference to Exhibit B of the Schedule 13D of the registrant (File
                           No. 005-38061) filed on June 26, 2000.

               Exhibit C   Joint Filing Agreement, incorporated by reference to
                           Exhibit F of the Schedule 13D of the registrant (File
                           No. 005-38061) filed on June 26, 2000.

               Exhibit D   Purchase and Sale Agreement, dated as of October 13,
                           2000, by and among ITI, Shalom, Americas III and UBS
                           Capital LLC (excluding exhibits), incorporated by reference to Exhibit G of Amendment No. 2 Schedule
                           13D of the registrant (File No. 005-38061) filed on October 17, 2000.

               Exhibit E   Purchase Agreement, dated as of March 13, 2001, by
                           and among the Company, Americas III and UBS Capital
                           LLC (excluding exhibits), incorporated by reference to Exhibit H of Amendment No. 3 Schedule 13D the registrant (File No. 005-38061) filed on March 14,
                           2001.

               Exhibit F   Amendment No. 1 to the Purchase Agreement, dated May
                           7, 2001, by and among the Company, Americas III and UBS Capital LLC, attached as Exhibit F hereto.

               Exhibit G   Amended and Restated Certificate of Designation,
                           Numbers, Powers, Preference and Relative,
                           Participating, Optional and other Rights of Series A
                           Convertible Preferred Stock of IFX Corporation, attached as Exhibit G hereto.

               Exhibit H   Certificate of Designation, Numbers, Powers,
                           Preference and Relative, Participating, Optional and other Rights of Series B Convertible Preferred Stock of IFX Corporation, attached as Exhibit H hereto.




                              Page 15 of 18 Pages

               Exhibit I Amended and Restated Stockholders Agreement, dated as of May 7, 2001, by and among the Company, Americas III, UBS Capital LLC, International Technology Investments, LLC, Lee S. Casty, Joel Eidelstein and Michael Shalom (excluding exhibits), attached as
                           Exhibit I hereto.

               Exhibit J   Amended and Restated Registration Rights Agreement,
                           dated as of May 7, 2001, by and among the Company, Americas III, UBS Capital LLC, International
                           Technology Investments, LC and Lee S. Casty, attached as Exhibit J hereto.



                              Page 16 of 18 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.


Dated:   May 23, 2001


                                       UBS CAPITAL AMERICAS III, L.P.
                                          By: UBS Capital Americas III, LLC


                                       By:    /s/ Mark O. Lama
                                              ----------------------------------
                                              Name:  Mark O. Lama
                                              Title: Principal


                                       By:    /s/ Marc A. Unger
                                              ----------------------------------
                                              Name:  Marc A. Unger
                                              Title: Chief Financial Officer


                                       UBS CAPITAL JERSEY CORPORATION II,
                                       LTD.


                                       By:    /s/ Derek Smith
                                              ----------------------------------
                                              Name:  Derek Smith
                                              Title: Director


                                       By:    /s/ Andrew Evans
                                              ----------------------------------
                                              Name:  Andrew Evans
                                              Title: Director




                              Page 17 of 18 Pages

                                       UBS CAPITAL AMERICAS III, LLC


                                       By:    /s/ Mark O. Lama
                                              ----------------------------------
                                              Name:  Mark O. Lama
                                              Title: Principal


                                       By:    /s/ Marc A. Unger
                                              ----------------------------------
                                              Name:  Marc A. Unger
                                              Title: Chief Financial Officer


                                       UBS AG


                                       By:    /s/ Robert Mills
                                              ----------------------------------
                                              Name:  Robert Mills
                                              Title: Managing Director


                                       By:    /s/ Robert Dinerstein
                                              ----------------------------------
                                              Name:  Robert Dinerstein
                                              Title: Managing Director



                              Page 18 of 18 Pages